

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2024

Dr. Hermann Luebbert
Chairman and Chief Executive Officer
Biofrontera Inc.
120 Presidential Way, Suite 330
Woburn, MA 01801

   Re: Biofrontera Inc.
     Registration Statement on Form S-1
     Filed March 11, 2024
     File No. 333-277811

Dear Dr. Hermann Luebbert:

   Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, it does not appear that financial statements complying with the updating requirements of Rule 8-08 of Regulation S-X are presented in your registration statement.

   We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

   Please contact Cindy Polynice at 202-551-8707 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Andrew J. Terjesen, Esq.